EXHIBIT 99.1

Farmmi Announces Closing of US$8.0 Million Private Placement

LISHUI, China, July 19, 2023 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced that it closed a private placement transaction (the “Private Placement”), raising approximately US$8.0 million in gross proceeds, from the sale of 21,052,632 of the Company’s ordinary shares (the “Shares”) to various purchasers (the “Purchasers”), priced at US$0.38 per share.

On July 12, 2023, the Company entered into a securities purchase agreement with certain non-U.S. purchasers (the “Purchasers”) for the aforementioned placement offering. The Shares were sold in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S thereunder. Each of the Purchasers understands that the Shares have not been registered under the Securities Act and such Purchasers may not sell or otherwise dispose of the Shares without registration under the Securities Act and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Farmmi, Inc.

Established in 1998, Farmmi, Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. Farmmi sells its products both online and offline. For further information about the Company, please visit Farmmi’s website.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers' businesses and end purchasers' disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com